FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                          For the month of March 2004

                           HOLMES FINANCING (No 2) PLC
                             HOLMES FUNDING LIMITED
                             HOLMES TRUSTEES LIMITED

                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes . . . . . . . No . . .X. . . .

                            Holmes Financing No 2 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                  For Period 10 February 2004 to 08 March 2004

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements
                                     -------------------------------------------
                                                   Current Period
                                     -------------------------------------------
                                               Number              (pound)000's
                                     -------------------------------------------
Brought Forward                                   351,709            23,853,528
Replenishment                                      14,374             1,169,135
Repurchased                                       (7,388)             (573,098)
Redemptions                                       (8,899)             (592,352)
Losses                                               (24)                  (16)
Capitalised Interest                                    0                 3,336
Other Movements                                         0                     0
                                     -------------------------------------------
Carried Forward                                   349,772            23,860,533
                                     ===========================================





                                     -------------------------------------------
                                                      Cumulative
                                     -------------------------------------------
                                             Number                 (pound)000's
                                     -------------------------------------------
Brought Forward                                   115,191             6,399,214
Replenishment                                     694,283            50,077,270
Repurchased                                     (208,475)          (14,578,160)
Redemptions                                     (250,807)          (18,064,705)
Losses                                              (420)                 (777)
Capitalised Interest                                    0                27,691
Other Movements                                         0                     0
                                     -------------------------------------------
Carried Forward                                   349,772            23,860,533
                                     ===========================================


                                          Period CPR          Annualised CPR
                                     -------------------------------------------
  1 Month                                           4.88%                75.33% **( including
                                     -------------------------------------------
  3 Month                                          14.05%                70.45%   redemptions and
                                     -------------------------------------------
12 Month                                           64.90%                64.90%   repurchases )
                                     -------------------------------------------

** The annualised CPR's are expressed as a percentage of the outstanding balance at the end of the period

Asset Profiles
                                     ---------------------
Weighted Average Seasoning                          36.85 months
                                     ---------------------
Weighted Average Loan size               (pound)68,217.39
                                     ---------------------
Weighted Average LTV                               74.49%*** (see below)
                                     ---------------------
Weighted Average Remaining Term                     18.51 Years
                                     ---------------------

                            Holmes Financing No 2 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                  For Period 10 February 2004 to 08 March 2004

All values are in thousands of pounds sterling unless otherwise stated

                                     -------------------------------------------
Product Type Analysis                        (pound)000's                 %
                                     -------------------------------------------
Variable Rate                                   8,747,271                36.66%
Fixed Rate                                      4,015,728                16.83%
Tracker Rate                                   11,097,534                46.51%
                                     -------------------------------------------
                                               23,860,533               100.00%
                                     ===========================================

As at 08 March 2004 approximately 7% of the loans were flexible loans

                                     -------------------------------------------
Repayment Method Analysis                    (pound)000's                 %
                                     -------------------------------------------
Endowment                                       6,268,162                26.27%
Interest Only                                   2,805,999                11.76%
Repayment                                      14,786,372                61.97%
                                     -------------------------------------------
                                               23,860,533               100.00%
                                     ===========================================

As at 08 March 2004 approximately 8.5% of the loans were self-certified

                                     -------------------------------------------
Loan Purpose Analysis                     (pound)000's                 %
                                     -------------------------------------------
Purchase                                       20,615,501                86.40%
Remortgage                                      3,245,032                13.60%
                                     -------------------------------------------
                                               23,860,533               100.00%
                                     ===========================================

Mortgage Standard Variable Rate

                       Effective Date                Rate
                       --------------                ----
                        01 March 2004               6.00%
                     01 December 2003               5.75%
                       01 August 2003               5.54%
                        01 March 2003               5.79%

Geographic Analysis
-------------------------------------------------------------------------------------
Region                             Number             (pound)000's               %
-------------------------------------------------------------------------------------
East Anglia                         13,897               880,345               3.69%
East Midlands                       18,873             1,102,842               4.62%
Greater London                      57,330             5,086,151              21.32%
North                               14,883               744,997               3.12%
North West                          40,397             2,168,669               9.09%
Scotland                            22,859             1,214,207               5.09%
South East                          89,842             7,354,112              30.82%
South West                          27,284             1,834,928               7.69%
Wales                               17,565               896,002               3.76%
West Midlands                       24,036             1,405,222               5.89%
Yorkshire and Humberside            22,072             1,129,018               4.73%
Unknown                                734                44,040               0.18%
-------------------------------------------------------------------------------------
Total                              349,772            23,860,533             100.00%
                               ======================================================

                            Holmes Financing No 2 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                  For Period 10 February 2004 to 08 March 2004

All values are in thousands of pounds sterling unless otherwise stated

Original LTV Bands

                         -----------------------------------------------------
Range                       Number         (pound)000's                 %
                         -----------------------------------------------------
0.00 - 25.00                  8,385               345,211               1.45%
25.01 - 50.00                47,937             2,723,932              11.42%
50.01 - 75.00               109,780             8,101,806              33.95%
75.01 - 80.00                19,634             1,485,998               6.23%
80.01 - 85.00                24,758             1,936,137               8.11%
85.01 - 90.00                49,130             3,846,954              16.12%
90.01 - 95.00                90,148             5,420,495              22.72%
                         -----------------------------------------------------
Total                       349,772            23,860,533             100.00%
                         =====================================================

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.



Arrears
                              ----------------------------------------------------------------------------
Band                                Number             Principal             Overdue                %
                              ----------------------------------------------------------------------------
Current                             341,021            23,307,611             (3,424)              97.70%
1.00 - 1.99 months                    5,049               317,826               2,756               1.33%
2.00 - 2.99 months                    1,701               107,583               1,656               0.45%
3.00 - 3.99 months                      842                51,423               1,123               0.22%
4.00 - 4.99 months                      400                24,174                 671               0.10%
5.00 - 5.99 months                      251                16,051                 547               0.07%
6.00 -11.99 months                      383                23,180               1,162               0.10%
12 months and over                       52                 3,465                 354               0.01%
Properties in Possession                 73                 4,066                 309               0.02%
                              ----------------------------------------------------------------------------
Total                               349,772            23,855,379               5,154             100.00%
                              ============================================================================

Definition of Arrears
This arrears multiplier is calculated as the arrears amount ( which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments ) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

                            Holmes Financing No 2 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                  For Period 10 February 2004 to 08 March 2004

All values are in thousands of pounds sterling unless otherwise stated

Movement in Shares of Trust
                                     -------------------------------------------
                                             Funding                Seller
                                     -------------------------------------------
                                           (pound)000's          (pound)000's
                                     -------------------------------------------
Balance Brought Forward                        12,756,557            11,096,971
Replenishment of Assets                                 0             1,169,135
Acquisition by Funding                                  0                     0
Distribution of Principal Receipts                      0           (1,165,450)
Allocation of Losses                                  (8)                   (8)
Share of Capitalised Interest                       1,785                 1,551
Payment Re Capitalised Interest                   (1,785)                 1,785
                                     -------------------------------------------
Balance Carried Forward                        12,756,549            11,103,984
                                     ===========================================

                                     -------------------------------------------
Carried Forward Percentage                      53.46297%             46.53703%
                                     ===========================================

                                     -------------------------------------------
Minimum Seller Share                              954,421                 4.00%
                                     -------------------------------------------

Cash Accumulation Ledger
                                     ---------------------
                                            (pound)000's
                                     ---------------------
Brought Forward                                   608,163
                                     ---------------------
Additional Amounts Accumulated                          8
Payment of Notes                                        0
                                     ---------------------
Carried Forward                                   608,171
                                     =====================

                                     ---------------------
Target Balance                                    608,160  payable on
                                     --------------------- 15th April 2004

                                     -------------------------------------------
Liquidity Facilities                 Drawn(pound)000's       Undrawn(pound)000's
                                     -------------------------------------------
Holmes Funding                                (pound)0            (pound)25,000
                                     -------------------------------------------
Holmes Financing 1                            (pound)0            (pound)25,000
                                     -------------------------------------------
Holmes Financing 2                            (pound)0            (pound)25,000
                                     -------------------------------------------
Holmes Financing 3                            (pound)0            (pound)25,000
                                     -------------------------------------------
Holmes Financing 4                            (pound)0            (pound)25,000
                                     -------------------------------------------
Holmes Financing 5                            (pound)0            (pound)25,000
                                     -------------------------------------------
Holmes Financing 6                            (pound)0            (pound)25,000
                                     -------------------------------------------

                            Holmes Financing No 2 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                  For Period 10 February 2004 to 08 March 2004

All values are in thousands of pounds sterling unless otherwise stated

Excess Spread *
                                     ---------------------
Quarter to 15/01/04                               0.4098%
                                     ---------------------
Quarter to 15/10/03 (Restated)**                  0.3433%
                                     ---------------------
Quarter to 15/07/03 (Restated)**                  0.3852%
                                     ---------------------
Quarter to 15/04/03 (Restated)**                  0.3806%
                                     ---------------------

*Excess spread is calculated by reference to deferred consideration (determined according to relevant accounting policies) for the period, adjusted for non-cash related items and items relating to amounts falling due after transfers to the first and second reserve funds in the Funding Revenue Priority of Payments, expressed as a percentage of the average note balance over that period.

**The figures for excess spread in prior periods have been restated to incorporate the cumulative effects of accounting adjustments. This restatement does not affect the past or current cash value of amounts standing to the credit of either the first or the second reserve funds.

                                     -------------------------------------------
Reserve Funds                           First Reserve        Second Reserve
                                     -------------------------------------------
Balance as at 15/01/2004            (pound)292,045,557.96  (pound)56,890,739.99
                                     -------------------------------------------
Required Amount as at 15/01/2004    (pound)350,000,000.00 (pound)122,161,456.00
                                     -------------------------------------------
Percentage of Notes                                 2.18%                 0.42%
                                     -------------------------------------------

Properties in Possession

Stock
                                     -------------------------------------------
                                                  Current Period
                                     -------------------------------------------
                                                Number             (pound)000's
                                     -------------------------------------------
Brought Forward                                        83                 4,711
                                     -------------------------------------------
Repossessed in Period                                  15                 2,520
                                     -------------------------------------------
Sold in Period                                       (25)               (2,856)
                                     -------------------------------------------
Carried Forward                                        73                 4,375
                                     ===========================================

                                     -------------------------------------------
                                                      Cumulative
                                     -------------------------------------------
                                                 Number            (pound)000's
                                     -------------------------------------------
Repossessed to date                                   503                29,929
Sold to date                                        (430)              (25,554)
                                     -------------------------------------------
Carried Forward                                        73                 4,375
                                     ===========================================

Repossession Sales Information
                                     ---------------------
Average time Possession to Sale                        80 Days
                                     ---------------------
Average arrears at time of Sale              (pound)3,282
                                     ---------------------

                            Holmes Financing No 2 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                  For Period 10 February 2004 to 08 March 2004

All values are in thousands of pounds sterling unless otherwise stated


MIG Claim Status
                                     -------------------------------------------
                                                Number              (pound)000's
                                     -------------------------------------------
MIG Claims made                                       197                 1,364
                                     -------------------------------------------
MIG Claims outstanding                                  4                    20
                                     -------------------------------------------

                                     ---------------------
Average time claim to payment                          35
                                     ---------------------

Trigger Events

There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of (pound)21 billion

                            Holmes Financing No 2 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                  For Period 10 February 2004 to 08 March 2004

All values are in thousands of pounds sterling unless otherwise stated


Retired Class A Notes

------------------------------------------------------------------------------------------------------------------------------------
       Date Retired        Holmes 1        Holmes 2        Holmes 3         Holmes4        Holmes 5        Holmes 6        Holmes 7
------------------------------------------------------------------------------------------------------------------------------------
               02Q3             -             703               -               -             352               -               -
               02Q4             -               -               -               -             352               -               -
               03Q1             -               -             750               -               -               -               -
               03Q2             -               -               -               -               -               -               -
               03Q3           600               -               -               -               -             481               -
               03Q4             -             176               -             191               -             481               -
               04Q1             -             176               -             191               -               -             241
------------------------------------------------------------------------------------------------------------------------------------

Outstanding Class A Notes

------------------------------------------------------------------------------------------------------------------------------------
Expected Redemption        Holmes 1        Holmes 2        Holmes 3         Holmes4        Holmes 5        Holmes 6        Holmes 7
------------------------------------------------------------------------------------------------------------------------------------
               04Q1             -               -               -               -               -               -               -
               04Q2             -             176               -             191               -               -             241
               04Q3             -             176               -             191               -               -               -
               04Q4             -               -               -               -               698             -               -
               05Q1             -               -             750               -               -               -               -
               05Q2             -               -               -               -               -             801               -
               05Q3           650               -               -               -               -               -               -
               05Q4             -             125               -               -               -               -               -
               06Q1             -             125               -               -               -               -             803
               06Q2             -             125               -               -               -               -               -
               06Q3             -             125             500             1,340             -               -               -
               06Q4             -               -               -               350             875             -               -
               07Q1             -               -               -               -               -               -             161
               07Q2             -               -               -               -               -             634             161
               07Q3           575               -               -               -               -               -               -
               07Q4             -             300               -               -               -             770               -
               08Q1             -               -               -               -               -               -               -
               08Q2             -               -               -               -               -             500             592
               08Q3             -               -               -               -               -               -               -
               08Q4             -               -               -               -               -               -               -
               09Q1             -               -               -               -               -               -               -
               09Q2             -               -               -               -               -               -               -
               09Q3             -               -               -               -               -               -               -
               09Q4             -               -               -               -               -               -               -
               10Q1             -               -               -               -               -               -               -
               10Q2             -               -               -               -               -               -               -
               10Q3           250               -               -               -               -               -               -
               10Q4             -               -               -               -               -               -               -
------------------------------------------------------------------------------------------------------------------------------------


                            Holmes Financing No 2 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                  For Period 10 February 2004 to 08 March 2004

All values are in thousands of pounds sterling unless otherwise stated





                               [GRAPHIC OMITTED]

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             HOLMES FINANCING (No 2) PLC




         Dated: 22 March 2004                         By /s/ Natalie Weedon
                                                      (Authorised Signatory)